MARTIN LIPTON

HERBERT M. WACHTELL

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

RALPH M. LEVENE

RICHARD G. MASON

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

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MARK GORDON

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

WILLIAM SAVITT

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403-1000 FACSIMILE: (212) 403-2000

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

SARAH K. EDDY

VICTOR GOLDFELD

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

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ALISON ZIESKE PREISS

TIJANA J. DVORNIC

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RYAN A. McLEOD

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ERICA E. BONNETT

LAUREN M. KOFKE

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MARK A. STAGLIANO

CYNTHIA FERNANDEZ LUMERMANN

CHRISTINA C. MA

NOAH B. YAVITZ

BENJAMIN S. ARFA

NATHANIEL D. CULLERTON

ERIC M. FEINSTEIN

ADAM L. GOODMAN

GEORGE A. KATZ (1965–1989) JAMES H. FOGELSON (1967–1991) LEONARD M. ROSEN (1965–2014) OF COUNSEL

MICHAEL H. BYOWITZ

KENNETH B. FORREST

SELWYN B. GOLDBERG

PETER C. HEIN

JB KELLY

MEYER G. KOPLOW

JOSEPH D. LARSON

LAWRENCE S. MAKOW

DOUGLAS K. MAYER

PHILIP MINDLIN

DAVID S. NEILL

HAROLD S. NOVIKOFF

LAWRENCE B. PEDOWITZ

ERIC S. ROBINSON

ERIC M. ROSOF

ERIC M. ROTH

PAUL K. ROWE

DAVID A. SCHWARTZ

MICHAEL J. SEGAL

DAVID M. SILK

ROSEMARY SPAZIANI

ELLIOTT V. STEIN

WARREN R. STERN

LEO E. STRINE, JR.*

PAUL VIZCARRONDO, JR.

PATRICIA A. VLAHAKIS

AMY R. WOLF

MARC WOLINSKY

* ADMITTED IN DELAWARE COUNSEL
DAVID M. ADLERSTEIN SUMITA AHUJA LOUIS J. BARASH FRANCO CASTELLI ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK NANCY B. GREENBAUM	ANGELA K. HERRING MARK A. KOENIG CARMEN X.W. LU J. AUSTIN LYONS ALICIA C. McCARTHY JUSTIN R. ORR NEIL M. SNYDER S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER

May 5, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Daniel Duchovny, Special Counsel
Division of Corporation Finance
Office of Mergers & Acquisitions

Re:	Diversey Holdings, Ltd.
Preliminary Proxy Statement
Filed April 11, 2023
File No. 001-40293

Schedule 13E-3 filed by Diversey Holdings, Ltd et al.
Filed April 11, 2023
File No. 005-93533

Ladies and Gentlemen:

On behalf of Diversey Holdings, Ltd. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated April 27, 2023, with respect to the above-referenced Preliminary Proxy Statement (File No. 001-40293) filed by the Company with the Commission on April 11, 2023 (the “Proxy Statement”) and the Schedule 13E-3 (File No. 005-93533) filed by the Company et al. with the Commission on April 11, 2023 (the “Schedule 13E-3”).

U.S. Securities and Exchange Commission

May 5, 2023

In addition, the Proxy Statement and the Schedule 13E-3 have been revised in response to the Staff’s comments, and Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”) and Amendment No.1 to the Schedule 13E-3 (the “Amended 13E-3”) are being concurrently filed with this letter, which reflect these revisions and certain other updated information.

For the Staff’s convenience, the Staff’s comments are set forth below in bold, italicized text followed in each case by the Company’s response. Unless otherwise indicated, page numbers in the text of the responses contained in this letter correspond to the page numbers in the Amended Proxy Statement and capitalized terms used herein have the meaning assigned to them in the Amended Proxy Statement.

Preliminary Proxy Statement

Questions and Answers about the Merger, page 11

1.	Please revise the third full question on page 13 to state, if true, that the vote to approve the transaction is assured given the Bain Shareholder's ownership of more than two thirds of your outstanding shares.

Response: In response to Staff’s comment, the Company has revised the disclosure on page 14 of the Amended Proxy Statement to confirm that, if the Bain Shareholder votes in compliance with its obligations under the Voting Agreement, the shareholder vote to approve the transaction is assured.

Special Factors - Background of the Merger, page 17

2.	Please revise this section to include a description of each meeting during which Evercore presented discussion materials and any meeting or date on which the Special Committee made the Management Projections available to Platinum, the Bain Shareholder, J.P. Morgan, and Centerview Partners.

Response: In response to Staff’s comment, the Company has confirmed that each meeting during which Evercore presented discussion materials is described in the “Background of the Merger” section of the proxy, and notes that certain discussion materials included as exhibits to the Schedule 13E-3, including those dated February 13, 2023, February 14, 2023, February 15, 2023, February 16, 2023, February 17, 2023, February 21, 2023, February 22, 2023, February 23, 2023, February 24, 2023, February 27, 2023, February 28, 2023, March 1, 2023, March 2, 2023 and March 3, 2023, were distributed to the Special Committee supplementally by Evercore and not in the context of a meeting. The Company has revised the disclosure on page 41 of the Amended Proxy to include this information. The Company has also revised the disclosure on pages 20 through 22 of the Amended Proxy Statement to disclose additional information regarding the provision of the Management Projections to Platinum, the Bain Shareholder, J.P. Morgan and Centerview Partners.

U.S. Securities and Exchange Commission

May 5, 2023

Special Factors - Reasons for the Merger - Recommendation of the Special Committee, page 26

3.	We note that the company conducted its initial public offering approximately two years ago and sold shares at $15 per share. In this respect, describe what consideration the special committee and the board of directors gave to this fact in making their respective fairness determinations.

Response: In response to Staff’s comment, the Company has revised the disclosure on page 31 of the Amended Proxy Statement to explicitly disclose the Special Committee’s consideration of this factor.

4.	Please refer to the bullet point on page 27 referencing the Evercore opinion. Please address how any filing person relying on the Evercore opinion was able to reach the fairness determination as to unaffiliated security holders given that the Evercore fairness opinion addressed fairness with respect to security holders other than “the holders of Bain Shares and Excluded Shares,” rather than all security holders unaffiliated with the company.

Response: In response to Staff’s comment, the Company has revised the disclosure on pages 4, 28, 29 and 34 of the Amended Proxy Statement.

Special Factors - Opinion of the Special Committee's Financial Advisor, page 32

5.	Please revise to disclose the data underlying the results described in this section and to show how that information resulted in the multiples and values disclosed. For example, disclose (i) the company’s standalone, unlevered, after-tax free cash flows for the period 2023-2027 used in conducting the Discounted Cash Flow Analysis and how Evercore derived implied per share equity values under each methodology from that data, (ii) the estimated enterprise value and EBITDA information for each selected company that is the basis for the multiples disclosed on page 36 with respect to the Selected Public Company Trading Analysis, and (iii) the data from each transaction that resulted in the multiples disclosed on page 37 with respect to the Selected Transactions Analysis.

Response: In response to Staff’s comment, the Company has revised the disclosure on pages 37 through 39 of the Amended Proxy Statement to include such requested information.

U.S. Securities and Exchange Commission

May 5, 2023

Special Factors - Position of the Parent Entities as to the Fairness of the Merger, page 41

6.	Please revise this section and the section addressing the Bain Shareholder's position on the fairness of the merger to provide those entities' fairness determinations with respect to the going private transaction, not only the merger.

Response: In response to Staff’s comment, the Company has revised the disclosure on pages 4 and 43 through 46 of the Amended Proxy Statement to include such requested information.

Special Factors - Reasons of the Parent Entities for the Merger, page 41

7.	Please revise the first sentence in this section and every other reference in pages 41 and 42 to (i) "a possible interpretation of the SEC rules..." and (ii) that any filing person "may be deemed to be" an affiliate of the Company. Given the filing persons' determination to file a Schedule 13E-3, it is inappropriate to disclaim the underlying conclusions reached by each such filing person in making the filing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 43 and 44 of the Amended Proxy Statement.

Special Factors - Position of the Bain Shareholder as to the Fairness of the Merger, page 42

8.	We note that the Bain Shareholder "agrees" with the analyses, determinations and conclusions in several other sections of your proxy statement. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Alternatively, revise the disclosure to include disclosure responsive to Item 1014(b) of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 45 of the Amended Proxy Statement.

U.S. Securities and Exchange Commission

May 5, 2023

Special Factors - Management Projections, page 46

9.	Please revise this section to provide the full financial projections, not solely a summary.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 51 of the Amended Proxy Statement to include the full financial projections.

Cautionary Factors Regarding Forward-Looking Statements, page 62

10.	Please delete references to the Private Securities Litigation Reform Act of 1995, as the safe harbor provisions of the Act are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 65 of the Amended Proxy Statement.

*     *     *     *     *     *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1309 or DAKatz@wlrk.com.

Very truly yours,

/s/ David A. Katz
David A. Katz

cc:	Michael Chapman, Diversey Holdings, Ltd.
Zachary S. Podolsky, Wachtell, Lipton, Rosen & Katz
Sarkis Jebejian, Kirkland & Ellis LLP
Christopher M. Thomas, Kirkland & Ellis LLP
Andrew Struckmeyer, Kirkland & Ellis LLP